June 2008 Pricing Sheet dated June 23, 2008 relating to Preliminary Pricing Supplement No. 663 dated June 5, 2008 toto Registration Statement No. 333-131266 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S

Participation Securities due January 5, 2011
Based on the Performance of the Radar Logic Residential Property IndexSM (Composite 25)
PRICING TERMS – JUNE 23, 2008
Issuer:	Morgan Stanley
Index:	Radar Logic Residential Property IndexSM (Composite 25) (the “Index”)
Please read “Description of Securities – The Radar Logic Residential Property IndexSM (Composite 25)” in the accompanying preliminary pricing supplement for information on the Index.
Aggregate principal amount:	$1,550,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	June 23, 2008
Original issue date:	June 30, 2008 (5 business days after the pricing date)
Maturity date:	January 5, 2011
Payment at maturity:
The payment at maturity per security will be equal to the redemption amount.

If the final average index value declines by more than 21% from the initial index value due to declines in the U.S. residential real estate market, you will receive a payment at maturity that is less, and possibly significantly less, than the $1,000 stated principal amount per security, subject to the minimum payment at maturity.

Redemption amount:	Base redemption amount + ($1,000 x index performance)
Base redemption amount:	$1,210 The payment at maturity per security will be less than the $1,000 issue price if the final average index value has declined from the initial index value by more than 21%.
Index performance:
The index performance will be positive if the value of the Index has increased over the term of the securities and negative if the value of the Index has decreased and is described by the following formula:
Final Average Index Value  –  Initial Index Value
Initial Index Value

Initial index value:	234.54, the value of the Index on the pricing date, as published by the Index publisher
Final average index value:	The arithmetic average of the values of the Index for each valuation date, as published by the Index publisher
Valuation dates:	December 27, 2010, December 28, 2010, December 29, 2010, December 30, 2010 and December 31, 2010, subject to adjustment for index disruption events
Minimum payment at maturity:	$210 per security
Maximum payment at maturity:	None
Interest:	None
CUSIP:	6174466Z7
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Calculation agent:	Morgan Stanley Capital Services Inc.
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per security	$1,000	$20	$980
Total	$1,550,000	$31,000	$1,519,000

(1)	For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 663 dated June 5, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.